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SEC FILE NUMBER
8-50538

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 (MM/DD/YY) AND ENDING 10/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BMO Nesbitt Burns Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 First Canadian Place, 54th Floor, P.O. Box150
(No. and Street)

Toronto (City) Ontario, Canada (State) M5X 1H3 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED DEC 2 1 2006 WASH, D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Allair (416) 359-7323
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG L.L.P.
(Name — *if individual, state last, first, middle name*)

Suite 3300, Commerce Court West, P.O. Box 31, Station Commerce Court West
(Address) (City) (State) Zip Code)

Toronto, Ontario, Canada M5L 1B2

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 0 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Allair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Nesbitt Burns Securities Ltd., as of October 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

none

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO NESBITT BURNS SECURITIES LTD.

(A WHOLLY OWNED SUBSIDIARY OF
BMO NESBITT BURNS INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of October 31, 2006

(With Independent Auditors' Report thereon)

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of BMO Nesbitt Burns Securities Ltd.

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Securities Ltd. as of October 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BMO Nesbitt Burns Securities Ltd. as of October 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chartered Accountants

Toronto, Canada

December 7, 2006

BMO NESBITT BURNS SECURITIES LTD.
(A WHOLLY OWNED SUBSIDIARY OF BMO NESBITT BURNS INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

October 31, 2006

Assets

Cash (notes 3 and 4)	$ 2,689,689
Due from customers	1,129,054
Deposit with National Association of Securities Dealers	2,093
Due from clearing broker	224,224
Due from parent (note 4)	861,307
Deposit with clearing broker	107,597
Other assets	6,286
	$ 5,020,250

Liabilities and Stockholder's Equity

Liabilities:	
Due to customers	$ 1,075,869
Other liabilities	371,404
	1,447,273
Stockholder's equity (note 5)	3,572,977
	$ 5,020,250

See accompanying notes to statement of financial condition.

1. Organization and nature of business:

BMO Nesbitt Burns Securities Ltd. (the "Company") was incorporated under the Canada Business Corporations Act on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company's primary source of revenue is commission fees for services provided to U.S. resident clients. The Company clears all transactions executed on U.S. exchanges on a fully disclosed basis through Bear Stearns Securities Corp. ("Clearing Broker"). The Company is a wholly owned subsidiary of BMO Nesbitt Burns Inc., a Canadian-owned investment dealer. BMO Nesbitt Burns Inc. is wholly owned by BMO Nesbitt Burns Corporation Limited, which is ultimately controlled by Bank of Montreal (the "Bank"). BMO Nesbitt Burns Inc. is a member of the Investment Dealers Association of Canada and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

2. Significant accounting policies:

(a) Basis of presentation:

This financial statement has been prepared in accordance with generally accepted accounting principles in the United States of America.

(b) Securities transactions:

Balances with clients, dealers and financial institutions are recorded on a settlement date basis. Related commission revenue and expenses are recorded on a trade date basis.

(c) Client balances:

Client transactions are entered into on either a cash or a margin basis. Interest is charged on margin loans and paid on free credits at a floating rate based on the settlement date balances.

2. Significant accounting policies (continued):

(d) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in the deferred tax assets or liabilities between years.

(e) Foreign currency transactions:

Monetary assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translation are included in net income.

Non-monetary assets and liabilities related to foreign currency balances are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

(f) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(g) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities approximate their carrying amounts due to the imminent or short-term maturity of these financial assets and liabilities.

(Expressed in U.S. dollars)

2. Significant accounting policies (continued):

(h) Capital assets:

Capital assets are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the following years:

Furniture and equipment	5 years
Computer systems	3 years
Leasehold improvements	Lease term

3. Deposit segregated pursuant to federal and other regulations:

A cash amount of $749,885 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission and is included in cash.

4. Related party transactions:

Under operating agreements dated October 31, 1997, the Company has entered into arrangements with BMO Nesbitt Burns Inc. ("Parent"), whereby the Parent will perform certain securities trading activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company. The Company conducts its banking activities and related services through its Parent and also directly with its ultimate parent, the Bank, which holds all cash balances. All of the foregoing services are provided at normal commercial rates.

The balance due from Parent of $861,307 is non-interest bearing, due on demand and consists of the following:

Trading-related receivable	$ (1,549)
Securities failed-to-deliver	1,075,869
Securities failed-to-receive	(1,127,505)
Non-trading related receivable	914,492
	$ 861,307

5. Net capital requirements:

In the United States of America, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. As at October 31, 2006, the Company had net capital of $1,592,253, which is $1,342,253 in excess of the required minimum net capital of $250,000.

The National Association of Securities Dealers, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits or 120% of required minimum net capital.